Wound Management Technologies, Inc.

777 Main Street-Suite 3100
Fort Worth, Texas 76102
817-820-7080 Phone
817-820-7081 Fax

June 16, 2010

Mr. Kevin L. Vaughn, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3030

Re: Wound Management Technologies, Inc. Form 10-K for the year ended December 31, 2009 and Form 10Q for the quarter ended March 31, 2010 File No. 0-11808

Dear Mr. Atallah:

In reference to your letter of June 7, 2010:

Page 4

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will respond to each item by July 23, 2010.

Please let us know if you have further comments or need additional clarification on the response provided.

Sincerely,

Scott A. Haire, President

SAH/reo